Prospectus Supplement (To the Prospectus dated June 30, 2021)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-257187

1,295,546 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated June 30, 2021, as supplemented by the prospectus supplement dated November 9, 2022 and the prospectus supplement dated April 2, 2024 (collectively, the “Original Prospectus”) of Biora Therapeutics, Inc. (the “Company”), relating to the offering on a resale basis of an aggregate of (i) 1,295,546 shares of common stock, par value $0.001 per share (the “Common Stock”), including shares of Common Stock issuable upon the exercise of warrants to purchase up to an aggregate of 627,773 shares of Common Stock at an original exercise price of $2.84 per share, which were subsequently amended to lower the exercise price to $0.3288 per share (the “Existing Warrants”), and (ii) 20,000 pre-funded warrants to purchase shares of Common Stock with a per share exercise price equal to $0.001. In January 2023, the Existing Warrants’ exercise price was further adjusted to $8.22 as a result of the Company’s reverse stock split. 323,886 of the Existing Warrants (the “Warrants”) have been amended as described below under “Amendments to Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on the Nasdaq Global Market under the symbol “BIOR.” On August 21, 2024, the last reported sale price of our Common Stock on the Nasdaq Global Market was $0.69 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO WARRANTS

This prospectus supplement is being filed to disclose the following:

On August 12, 2024, we entered into a convertible notes exchange agreement (the “Exchange Agreement”) with certain institutional investors. In connection with the Exchange Agreement, the Company also entered into warrant amendments (the “Warrant Amendments”) with such institutional investors under which the Company agreed to amend certain outstanding warrants, including the Warrants.

Under the Warrant Amendment, the Company agreed to (i) lower the exercise price of each Warrant to $0.60, (ii) provide that such Warrants, as amended, will not be exercisable in excess of a specified cap set based on the rules of Nasdaq until the Company receives approval from its stockholders with respect to the issuance of shares of common stock issuable upon exercise of the amended Warrants (such date, the “Stockholder Approval Date”), (iii) extend the original expiration date of such Warrants to be five (5) years following the Stockholder Approval Date and (iv) provide that the Company may repurchase 20% of such warrants at a price of $0.001 per share underlying such warrants, subject to certain conditions. These amendments became effective on August 15, 2024.

Prospectus supplement dated August 23, 2024